Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Home Federal Savings Bank Employees’

    Savings and Profit Sharing Plan:

We consent to the incorporation by reference in the Registration Statements (No. 333-64232 and No. 333-158893) on Form S-8 of HMN Financial, Inc. of our report dated June 22, 2012, with respect to the statements of net assets available for benefits of the Home Federal Savings Bank Employees’ Savings and Profit Sharing Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Home Federal Savings Bank Employees’ Savings and Profit Sharing Plan.

/s/ KPMG LLP

Minneapolis, Minnesota

June 22, 2012